Cheetah Mobile Inc.
Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People’s Republic of China

October 13, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc.
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed April 21, 2015
6-K furnished August 19, 2015 (the “August 2015 Form 6-K”)
File No. 001-36427

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comment contained in the letter dated September 28, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F and the August 2015 Form 6-K.  The “Company” is used in this letter to refer to Cheetah Mobile Inc., its subsidiaries, variable interest entities and the subsidiary of a variable interest entity.  The comment is repeated below and followed by the response thereto.

6-K furnished August 19, 2015

Exhibit 99.1

Condensed Consolidated Statements of Comprehensive Income, page 8

1.                                      We note that you recorded an impairment loss of goodwill during the second quarter of fiscal year 2015. We also note from your disclosure on page F-23 of Form 20-F that you perform a qualitative assessment under ASU 2011-08. Please tell us the basis for your conclusion that it was more likely than not that fair value of the reporting unit was less than the carrying value. In your response, please provide the qualitative factors you considered and how those factors resulted in you performing the quantitative impairment test.

The Company respectfully advises the Staff that the impairment loss of goodwill during the second quarter of fiscal year 2015 relates to one reporting unit, namely, the online lottery business that the Company acquired in 2014.  In accordance with ASC 350, Goodwill and Other Intangible Assets, the Company tests goodwill impairment annually at the end of its fiscal year or more frequently if indicators of impairment are present.  If the Company determines, on the basis of a qualitative assessment, that the fair value of a reporting unit is more likely than not lower than the carrying amount, a two-step quantitative impairment test is required.

The Company monitors and evaluates a number of events or circumstances to identify if indicators of impairments are present, including a significant change in stock prices, business environment, legal and regulatory factors, financial performance, competition and other events affecting each reporting unit.

As of the reporting date of the second quarter of fiscal year 2015, the Company determined that qualitative factors of impairment were present with respect to its online lottery business, and concluded that it was more likely than not that the fair value of such reporting unit was lower than its carrying amount:

1.                                       New Regulations for Online Lottery Sales in China: As disclosed on page 19 of the Company’s 2014 Form 20-F, on April 3, 2015, eight government authorities in China jointly released a public bulletin with regard to online lottery sales in China, or Bulletin 18, which mandates, among other things, the suspension of certain online lottery sale services in China.

2.                                       Suspension of Online Lottery Sales in China:  Since the release of Bulletin 18, almost all major online lottery platforms in China, including the Company’s online lottery business, have continued to suspend sales of lottery tickets online.  Prior to the issuance of Bulletin 18, the online lottery industry in China had encountered several regulatory suspensions in the past few years, each of which only lasted for no more than a few months.  However, as of the reporting date of the second quarter of 2015, which was more than four months after the issuance of Bulletin 18, there was no indication as to how long the suspension would last and when the Company could resume its online lottery business.

3.                                       Reduction of Projected Results for Online Lottery Business: Given the changes in government regulations and the industry environment, the Company concluded that there was a likely reduction in the estimated size and growth rates of the online lottery market in China and lowered the projected results of its online lottery business as compared to its prior forecast, mainly by incorporating different timing scenarios for the resumption of online lottery sales and the adverse effects that the suspension may have on user adoption for online lottery products and services in China.

Accordingly, the Company determined that it would be more likely than not that the fair value of the online lottery business is below its carrying amount.  The Company proceeded to perform an interim goodwill impairment test using the two-step process with respect to the online lottery business, and recognized a goodwill impairment loss of RMB12.9 million ($2.1 million) for the second quarter of fiscal year 2015.

*                                         *                                         *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F and the August 2015 Form 6-K, please contact the undersigned at +86-10-6292-7779 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863.

Very truly yours,

/s/ Ka Wai Andy Yeung
Ka Wai Andy Yeung
Chief Financial Officer

cc:	Sheng Fu, Chief Executive Officer and Director, Cheetah Mobile Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
King Li, Partner, Ernst & Young Hua Ming LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP